Filed Pursuant to Rule 424(b)(3)
Registration No. 333-98675

PROSPECTUS SUPPLEMENT NO. 2
TO PROSPECTUS DATED SEPTEMBER 10, 2002

7,265,521 Shares

Common Stock

This prospectus supplement supplements our prospectus dated September 10, 2002, as supplemented by a prospectus supplement dated September 13, 2002, relating to the sale by certain selling shareholders of up to 7,265,521 shares of our common stock. You should read this prospectus supplement in conjunction with, and this prospectus supplement should not be delivered or used without, the prospectus dated September 10, 2002.

You should rely only on the information contained in this prospectus supplement and prospectus dated September 10, 2002. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No offer to sell these securities is being made in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate only as of its date (December 17, 2002).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 17, 2002.

SELLING SHAREHOLDERS

The shares offered by this prospectus were issued by BB&T in connection with the acquisition of Regional Financial Corporation. We registered the resale of the shares covered by this prospectus on behalf of the original selling shareholder and its pledgees, donees, transferees or other successors-in-interest that received their shares from the selling shareholder as a gift, distribution or other non-sale related transfer. See “Plan of Distribution.” The following table sets forth information regarding the selling shareholders who may sell shares covered by this prospectus.

Limited Partners of Regional Investment Fund, Ltd.	Shares Beneficially Owned(1)	Shares Offered Hereby	Shares to Be Beneficially Owned After Completion of This Offering	Percentage Beneficial Ownership After Completion of this Offering

Robert R. Deison[2] Post Office Box 13764 Tallahassee, Florida 32317	509,862	509,862	0	0%

GJG & Sons Ltd. Post Office Box 12457 Tallahassee, Florida 32317	257,085	257,085	0	0

Andre F. Jawde & Sue A. Jawde[3] 2501 Chamberlin Road Tallahassee, Florida 32308	341,806	341,806	0	0

Donald R. Hansard 9420 Centerville Road Tallahassee, Florida 32309	237,123	237,123	0	0

Capital City Trust Company[4] Post Office Box 1549 Tallahassee, Florida 32302-1549	116,963	116,963	0	0

Martha Sachs Beeckler 2038 Chimney Swift Hollow Tallahassee, Florida 32312	155,424	155,424	0	0

The Lindsey Family Partnership, Ltd. 1320 Thomaswood Drive Tallahassee, Florida 32308	92,108	92,108	0	0

William Frederick Lindsey[5] 1320 Thomaswood Drive Tallahassee, Florida 32308	207,551	207,551	0	0

William T. Mattice 8836 Winged Foot Drive Tallahassee, Florida 32312	204,783	204,783	0	0

S-2

Limted Partners of Regional Investment Fund, Ltd.	Shares Beneficially Owned(1)	Shares Offered Hereby	Shares to Be Beneficially Owned After Completion of This Offering	Percentage Beneficial Ownership After Completion of this Offering

Edgar M. Moore 3871 West Millers Bridge Road Tallahassee, Florida 32312	134,995	134,995	0	0%

Frank S. Shaw, Jr. 4024 N. Meridian Road Tallahassee, Florida 32312	161,799	161,799	0	0

Dennis E. Williams & Barbara W. Williams[6] 614 Short Street Tallahassee, Florida 32308	129,127	129,127	0	0

Clifford E. Campbell, D.M.D., P.A.[7] 3375-F Capital Circle, N.E. Tallahassee, Florida 32308	94,974	94,974	0	0

Remaining Limited Partners of Regional Investment Fund, Ltd.[8]	4,619,921	4,619,921	0	0

Other Selling Shareholders
Grace Lutheran Church 2919 Miccosukee Road Tallahassee, FL 32308	2,000	2,000	0	0

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or convertible securities held by that person that are convertible or exercisable currently or within 60 days of the date hereof are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the shareholders named in the table have sole voting and investment power with respect to the shares set forth opposite each shareholder’s name.

(2)	Shares beneficially owned by the selling shareholder includes shares he owns in his capacity as general partner of Regional Investment Fund, Ltd.
(3)	As a Tenancy by the Entireties.
(4)	As custodian for the A.L. Buford, Jr. IRA.
(5)	As Trustee of the W.F. Lindsey Trust under the Trust Agreement dated February 9, 1993.
(6)	As a Tenancy by the Entireties.
(7)	As the Clifford E. Campbell, D.M.D., P.A. Profit Sharing Plan.
(8)
Includes all Limited Partners of Regional Investment Fund, Ltd. except those Limited Partners specifically named in the foregoing table appearing under the heading “Selling Shareholders” in this Prospectus Supplement.

S-3

PROSPECTUS

7,265,521 Shares

Common Stock

This prospectus is part of a registration statement that covers 7,265,521 shares of our common stock. These shares may be offered and sold from time to time by the selling shareholder named in this prospectus. We will not receive any of the proceeds from the sale of the shares. We will bear the costs relating to the registration of the shares, which we estimate to be $36,400.

Our common stock is traded on the New York Stock Exchange under the symbol “BBT.” On August 22, 2002, the last reported sale price of the common stock on the NYSE was $38.08 per share.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of BB&T common stock covered by this prospectus are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Prospectus dated September 10, 2002

THE OFFERING

Common stock offered	7,265,521 shares.

Offering price	All or part of the shares offered hereby may be sold from time to time in amounts and on terms to be determined by the selling shareholder at the time of sale.

New York Stock Exchange Symbol	BBT

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

The terms “BB&T,” “Company,” “we,” “our” and “us” refer to BB&T Corporation and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the United States Securities and Exchange Commission (the “SEC”). You may inspect and obtain copies of these documents without charge at the principal office of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC relating to the offering of common stock pursuant to this prospectus. The registration statement contains information not found in this prospectus. For further information, you should refer to the registration statement, which you can inspect and copy in the manner and at the sources described above. Any statements we make in this prospectus or that we incorporate by reference concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete and, in each instance, reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

The registration statement we have filed with the SEC utilizes the “shelf” registration process. Additional prospectuses or prospectus supplements may add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a later prospectus supplement. You should read this prospectus together with additional information described under the heading “Incorporation of Certain Documents by Reference.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of this offering. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 15, 2002 and amended on August 12, 2002;

•
Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the SEC on May 13, 2002 and amended on August 12, 2002; and our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2002, filed with the SEC on August 14, 2002;

•	Our Current Reports on Form 8-K filed with the SEC on January 11, 2002; February 7, 2002 (five reports); February 27, 2002; March 21, 2002 and April 11, 2002; and

•	Our registration statements on Form 8-A (describing our common stock and concerning our shareholder rights plan) filed with the SEC on September 4, 1991 and January 10, 1997.

We will provide without charge to each person (including any beneficial owner), on the written or oral request of any such person, a copy of any or all of these filings (other than exhibits to such documents, unless that exhibit is specifically incorporated by reference to that filing). Requests should be directed to: BB&T Corporation, 150 South Stratford Road, Suite 400, Winston-Salem, North Carolina 27104, Attention: Investor Relations, Telephone: 336-733-3058.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference, contains certain forward-looking statements with respect to our financial condition, results of operations, plans, objectives, future performance and business, including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to many factors, including

•	competitive pressures among depositary and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce margins;

•
general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit;

•	legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged;

•	deposit attrition, customer loss or revenue loss following recent or pending mergers may be greater than expected;

•	costs or difficulties related to the integration of our businesses with those of our merger partners may be greater than expected;

•	expected cost savings associated with recent or pending mergers may not be fully realized or realized within the expected time frame;

•	competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T; and

•	adverse changes may occur in the securities markets.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and the documents we have incorporated by reference may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

COMPANY OVERVIEW

BB&T Corporation is a financial holding company, organized in 1968 under the laws of the State of North Carolina and headquartered in Winston-Salem, North Carolina. We operate primarily through our commercial banking subsidiaries which do business in Alabama, Georgia, Indiana, Kentucky, Maryland, North Carolina, South Carolina, Tennessee, Virginia, Washington, D.C. and West Virginia. Our principal banking subsidiaries, Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia, provide a wide range of banking services to individuals and commercial customers. We are also the parent company for certain subsidiary banks acquired through recent mergers. These banks are expected to be merged into our principal subsidiaries based on their states of operation. Substantially all of our loans are to individuals residing in the market areas described above or to businesses that are located in this geographic area. Subsidiaries of our commercial banking units offer lease financing to commercial businesses and municipal governments, investment services (including discount brokerage services, annuities, mutual funds and government and municipal bonds), life insurance and property and casualty insurance on an agency basis and insurance premium financing. Our direct nonbank subsidiaries provide a variety of financial services including automobile lending, equipment financing, factoring, full-service securities brokerage, investment banking and municipal and corporate finance services.

Our executive offices are located at 200 West Second Street, Winston-Salem, North Carolina 27101, and our telephone number is (336) 733-2000.

REGULATORY CONSIDERATIONS

The Federal Reserve Board regulates, supervises and examines BB&T, which is a financial holding company under the Bank Holding Company Act. For a discussion of the material elements of the regulatory framework applicable to financial holding companies and their subsidiaries and specific information relevant to BB&T, please refer to our annual report on Form 10-K for the fiscal year ended December 31, 2001 and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of account holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, which insures the deposits of our banking subsidiaries within certain limits and regulates our banking subsidiaries, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business. In addition, our banking subsidiaries are subject to regulation by state banking authorities.

Depositary institutions, like BB&T’s bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. BB&T also has other financial services subsidiaries that are regulated, supervised and examined by the Federal Reserve Board and other state and federal regulatory agencies and self-regulatory organizations.

Changes to federal laws and regulations and to the laws and regulations in the states where we and our subsidiaries do business can affect the operating environment of financial holding companies and their subsidiaries in substantial and unpredictable ways. We cannot accurately predict whether legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon our or our subsidiaries’ financial condition or results of operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock. We have paid the costs relating to the registration of these shares, which we estimate to be $36,400.

SELLING SHAREHOLDER

The shares being offered by the selling shareholder are to be issued in connection with the acquisition of Regional Financial Corporation by BB&T. We agreed in the acquisition agreement to register the resale of the shares, and the effectiveness of the registration statement of which this prospectus is a part is a condition to the closing of this acquisition.

We are registering the resale of the shares covered by this prospectus on behalf of the selling shareholder and its pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling shareholder as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus. See “Plan of Distribution.”

The following table sets forth, for the selling shareholder, the amount of BB&T common stock beneficially owned, the number of shares of common stock offered hereby and the number of shares of common stock to be held and the percentage of outstanding common stock to be beneficially owned after completion of this offering (assuming the sale of all shares offered under this prospectus). The selling shareholder has not had any position, office or other relationship material to BB&T or any of its affiliates within the past three years. The information regarding the selling shareholder may change from time to time. If required, we will set forth these changes in one or more prospectus supplements.

Name	Shares Beneficially Owned[1]	Shares Offered Hereby	Shares to be Beneficially Owned After Completion of this Offering	Percentage Beneficial Ownership After Completion of This Offering
Regional Investment Fund Ltd.	7,265,521[2]	7,265,521	0	0.0%

[1]
Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or convertible securities held by that person that are convertible or exercisable currently or within 60 days of the date hereof are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite the shareholder’s name.

[2]	Assumes completion of the acquisition of Regional Financial Corporation by BB&T.

PLAN OF DISTRIBUTION

We are registering the shares covered by this prospectus for the selling shareholder. The selling shareholder, which is a limited partnership, may distribute the shares covered by this prospectus to its limited partners in accordance with the terms of its partnership agreement. As a result, the term “selling shareholder,” as used in this prospectus, includes these limited partners, as well as any pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus. We will pay the costs and fees of registering the shares, but the selling shareholder will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The selling shareholder may sell the shares on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholder may sell some or all of its shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	“at the market” to or through market makers or into an existing market for the common stock; or

•	direct sales to purchasers or sales effected through agents.

When selling the shares, the selling shareholder may enter into hedging transactions. For example, the selling shareholder may:

•	enter into transactions involving short sales of the shares by broker-dealers;

•	sell shares short itself and redeliver such shares to close out its short position;

•	enter into option or other types of transactions that require the selling shareholder to deliver shares to a broker-dealer, who will then resell or transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The selling shareholder may negotiate and pay broker-dealers’ commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholder may allow other broker-dealers to participate in resales. However, the selling shareholder and any broker-dealers involved in the sale or resale of the shares may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, or the 1933 Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the 1933 Act. If the selling shareholder qualifies as an “underwriter” it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

In addition to selling its shares under this prospectus, the selling shareholder may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the 1933 Act;

•	transfer its shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

•	sell its shares under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

There are no contractual arrangements between the selling shareholder and BB&T with regard to the sale of the shares, and no professional underwriter in its capacity as such will be acting for the selling shareholder. Upon our being notified, however, by the selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, upon our being notified by the selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed in accordance with the following schedule: (1) a supplement to this prospectus will be filed on or about December 18, 2002 with regard to notifications received by us prior to December 2, 2002; (2) a supplement to this prospectus will be filed on or about March 18, 2003 with regard to notifications received by us after December 2, 2002 and prior to March 2, 2003; (3) a supplement to this prospectus will be filed on or about June 18, 2003 with regard to notifications received by us after March 2, 2003 and prior to June 2, 2003; (4) a supplement to this prospectus will be filed on or about September 18, 2003 with regard to notifications received by us after June 2, 2003 and prior to September 2, 2003; (5) a supplement to this prospectus will be filed on or about December 18, 2003 with regard to notifications received by us after September 2, 2003 and prior to December 2, 2003; (6) a supplement to this prospectus will be filed on or about March 18, 2004 with regard to notifications received by us after December 2, 2003 and prior to March 2, 2004; (7) a supplement to this prospectus will be filed on or about June 18, 2004 with regard to notifications received by us after March 2, 2004 and prior to June 2, 2004; and (8) a supplement to this prospectus will be filed on or about September 18, 2004 with regard to notifications received by us after June 2, 2004 and prior to September 2, 2004. We shall have no obligation to file any supplement to this prospectus for notifications received by us after September 2, 2004. We may, in our discretion, file supplements to this prospectus from time to time other than in accordance with the foregoing schedule.

The selling shareholder may from time to time pledge or grant a security interest in some or all of its shares and, if it defaults in the performance of its secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time under this prospectus or under a supplement to this prospectus under Rule 424(b)(3) or other applicable rule of the SEC under the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholder also may transfer its shares of common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

LEGAL MATTERS

The validity of the shares offered hereby has been passed upon for us by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report incorporated by reference herein. See “Notice Regarding Arthur Andersen LLP” below.

NOTICE REGARDING ARTHUR ANDERSEN LLP

On March 20, 2002, we announced that we had appointed PricewaterhouseCoopers LLP to replace Arthur Andersen LLP as our independent accountants. Prior to the date of this registration statement, the Arthur Andersen partners who reviewed our most recent audited financial statements resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen’s updated written consent to the incorporation by reference into this registration statement of Arthur Andersen’s audit reports with respect to our financial statements. Under these circumstances, Rule 437a under the Securities Act permits us to omit Arthur Andersen’s updated written consent from this registration statement.

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Accordingly, Arthur Andersen may not be liable under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement. We believe, however, that other persons who may be liable under Section 11(a) of the Securities Act, including our officers and directors, may still rely on Arthur Andersen’s audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.

Prospectus Supplement No. 2
To Prospectus dated September 10, 2002

7,265,521 Shares

Common Stock